EXHIBIT 4

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 8/27/26, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
8/11/2026	Buy	200	9.93
8/14/2026	Buy	1,203	9.86
8/19/2026	Buy	24,102	10.13
8/21/2026	Buy	7,087	10.13
8/27/2026	Buy	4,340	10.05